UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Steven Madden, Ltd.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)


                                    556269108
                                    ---------
                                 (CUSIP Number)


                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  July 22, 2004
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 556269108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Equity Partners, L.P.                      13-4088890
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                            (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                        |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                              7)    SOLE VOTING POWER
NUMBER OF                           256,796
SHARES                      ----------------------------------------------------
BENEFICIALLY                  8)    SHARED VOTING POWER
OWNED BY                            none
EACH                        ----------------------------------------------------
REPORTING                     9)    SOLE DISPOSITIVE POWER
PERSON                              256,796
WITH                        ----------------------------------------------------
                             10)    SHARED DISPOSITIVE POWER
                                    none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      256,796
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.93%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 556269108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Barington Companies Offshore Fund, Ltd. (BVI)
--------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                            (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                         |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                                 7)    SOLE VOTING POWER
NUMBER OF                              34,964
SHARES                        --------------------------------------------------
BENEFICIALLY                     8)    SHARED VOTING POWER
OWNED BY                               none
EACH                          --------------------------------------------------
REPORTING                        9)    SOLE DISPOSITIVE POWER
PERSON                                 34,964
WITH                          --------------------------------------------------
                                10)    SHARED DISPOSITIVE POWER
                                       none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      34,964
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.26%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 556269108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Parche, LLC                                                     20-0870632
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                            (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                                7)    SOLE VOTING POWER
NUMBER OF                             81,978
SHARES                       ---------------------------------------------------
BENEFICIALLY                    8)    SHARED VOTING POWER
OWNED BY                              none
EACH                         ---------------------------------------------------
REPORTING                       9)    SOLE DISPOSITIVE POWER
PERSON                                81,978
WITH                         ---------------------------------------------------
                               10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      81,978
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.61%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 556269108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Starboard Value & Opportunity Fund, LLC                        37-1484524
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [x]
                                                            (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                                7)    SOLE VOTING POWER
NUMBER OF                             430,382
SHARES                        --------------------------------------------------
BENEFICIALLY                    8)    SHARED VOTING POWER
OWNED BY                              none
EACH                          --------------------------------------------------
REPORTING                       9)    SOLE DISPOSITIVE POWER
PERSON                                430,382
WITH                          --------------------------------------------------
                               10)    SHARED DISPOSITIVE POWER
                                      none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      430,382
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.23%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 556269108
-------------------

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      RJG Capital Partners, LP                                       20-0133443
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [x]
                                                                (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                           |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                                 7)    SOLE VOTING POWER
NUMBER OF                              8,600
SHARES                         -------------------------------------------------
BENEFICIALLY                     8)    SHARED VOTING POWER
OWNED BY                               none
EACH                           -------------------------------------------------
REPORTING                        9)    SOLE DISPOSITIVE POWER
PERSON                                 8,600
WITH                           -------------------------------------------------
                                10)    SHARED DISPOSITIVE POWER
                                       none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,600
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.06%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

      This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.0001 per share (the "Common Stock"), of Steven Madden, Ltd., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 52-16 Barnett Avenue, Long Island City, New York 11104.

Item 2.     Identity and Background.

      (a) - (c) This statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund, Ltd., Parche, LLC, Starboard Value & Opportunity Fund, LLC and RJG Capital Partners, LP (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

      As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 812,720 shares of Common Stock, representing approximately 6.1% of the shares of Common Stock presently outstanding.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services Ltd., Bison Court, Road Town, Tortola, British Virgin Islands. The officers and directors of Barington Companies Offshore Fund, Ltd. (BVI) and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Capital Group, L.P. is also the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI), which has voting power with respect to the shares owned by Barington Companies Offshore Fund, Ltd. (BVI). The address of the principal offices of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is: c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder of LNA Capital Corp.

      Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Parche, LLC and Starboard Value & Opportunity Fund, LLC. The address of the principal offices of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a Managing Member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      RJG Capital Partners, LP is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of RJG Capital Partners, LP is 11517 West Hill Drive, North Bethesda, Maryland 20852.

      The general partner of RJG Capital Partners, LP is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, LP. The address of the principal offices of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

      (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.

      All purchases of Common Stock by the Reporting Entities were made in open market transactions described in the attached Schedule II. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended for such purchases was $4,906,534.26 by Barington Companies Equity Partners, L.P., $670,012.68 by Barington Companies Offshore Fund Ltd. (BVI), $1,525,369.40 by Parche, LLC, $8,056,102.87 by
Starboard Value & Opportunity Fund, LLC and $165,861.22 by RJG Capital Partners, LP.

Item 4.     Purpose of Transaction.

      Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, is undervalued. The Reporting Entities intend to seek to meet with the Company's management and Board of Directors to discuss measures to maximize stockholder value, including, but not limited to, the following:

            (a) Initiating the payment of an annual dividend. Given the Company's demonstrated ability to generate cash from operations, the Reporting Entities believe that the Company could easily enact an annual dividend without limiting the ability of the Company to finance its plans for retail expansion. Many other companies in the footwear industry pay an annual dividend, including Nike, Reebok, K-Swiss, Saucony, Wolverine, Stride Rite, Weyco, Brown Shoe and Kenneth Cole. At the current stock price of roughly $17.50 per share, a dividend of 2.0% would translate into annual payments of approximately $4.7 million, less than 25% of the Company's net income in fiscal year 2003.

            (b) Utilizing a portion of the Company's $67.3 million in cash and marketable securities (as reported in the Company's press release dated July 27, 2004) to finance the repurchase of Common Stock under the Company's existing stock repurchase program. While the Company announced in its July 22, 2004 press release that it had repurchased 85,200 shares of Common Stock during the second quarter of 2004, this represented, to our knowledge, the only share repurchase between January 1, 2001 and June 30, 2004. The Reporting Entities believe that it would be a productive use of the Company's capital to repurchase the Company's Common Stock more aggressively at current trading levels.

            (c) Moderating the issuance of stock options. As reported in the Company's Form 10-K for the year ended December 31, 2003, the Company had 2,274,475 options outstanding as of March 4, 2004, or approximately 17% of the 13,323,905 total shares outstanding as of March 9, 2004, as reported in the same Company filing. The Reporting Entities believe that this percentage is materially higher than that found at many other footwear companies and are concerned by the fact that the Company's diluted weighted average common shares outstanding has increased approximately 9% from fiscal year 2001 to fiscal year 2003.

            (d) Taking action to improve the merchandising strategy of the Company, particularly with regard to weakness at Madden Women's, l.e.i., Madden Men's and Stevies.

            (e) Addressing escalating operating expenses, which have increased as a percentage of sales (relative to the quarter for the prior year) in each of the last three quarters.

            (f) Concurrent with the above measures, exploring strategic discussions with potential acquirers in order to determine whether the acquisition value of the Company materially exceeds the current trading value.

      The Reporting Entities consider their equity position to be for investment purposes. The Reporting Entities may consider seeking to obtain representation on the Company's Board of Directors in the future.

      Each of the Reporting Entities may acquire additional shares or other securities of the Company or sell or otherwise dispose of any or all of the shares or other securities of the Company beneficially owned by it. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

      Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 256,796 shares of Common Stock, representing approximately 1.93% of the shares of Common Stock presently outstanding based upon based upon the 13,333,905 shares of Common Stock reported by the Company to be issued and outstanding as of May 3, 2004 in its Form 10-K filed with the Securities and Exchange Commission on May 7, 2004 (the "Issued and Outstanding Shares").

      As of the date hereof, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns an aggregate of 34,964 shares of Common Stock, representing approximately 0.26% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Parche, LLC beneficially owns an aggregate of 81,978 shares of Common Stock, representing approximately 0.61% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns an aggregate of 430,382 shares of Common Stock, representing approximately 3.23% of the outstanding shares of Common Stock based upon the Issued and Outstanding Shares.

      As of the date hereof, RJG Capital Partners, LP beneficially owns an aggregate of 8,600 shares of Common Stock, representing approximately 0.06% of the outstanding shares of Common Stock based upon the Issued and Outstanding Shares.

      (b) Each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by it.

      (c) Except as set forth above or in the attached Schedule II, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

            (d)     Not applicable.

            (e)     Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

      Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value & Opportunity Fund, LLC and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. An agreement between the parties with respect to the foregoing has not yet been formalized.

Item 7.     Material to be Filed as Exhibits.

            99.1 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund, Ltd.
                   (BVI), Parche, LLC, Starboard Value & Opportunity Fund, LLC and RJG Capital Partners, LP dated July 30, 2004.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: July 30, 2004

                                  BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                  By: Barington Companies Investors, LLC, its
                                      general partner


                                  By: /s/ James A. Mitarotonda
                                     ----------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: Manager

                                  BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)


                                  By: /s/ James A. Mitarotonda
                                     ----------------------------------------
                                  Name:  James A. Mitarotonda
                                  Title: Manager

                                  PARCHE, LLC
                                  By: Admiral Advisors, LLC, its managing member


                                  By: /s/ Jeffrey M. Solomon
                                     ----------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory


                                  STARBOARD VALUE & OPPORTUNITY FUND, LLC


                                  By: Admiral Advisors, LLC, its managing member


                                  By: /s/ Jeffrey M. Solomon
                                     ----------------------------------------
                                  Name:  Jeffrey M. Solomon
                                  Title: Authorized Signatory

                                  RJG CAPITAL PARTNERS, LP

                                  By: RJG Capital Management, LLC, its general
                                      partner


                                  By: /s/ Ronald J. Gross
                                     ----------------------------------------
                                  Name:  Ronald J. Gross
                                  Title: Managing Member

                                   SCHEDULE I

     Directors and Officers of Barington Companies Offshore Fund, Ltd. (BVI)


Name and Position           Principal Occupation            Principal Business Address
-----------------           --------------------            --------------------------

James A. Mitarotonda        Chairman of Barington           888 Seventh Avenue
Director and President      Capital Group, L.P.             17th Floor
                                                            New York, NY 10019

Sebastian E. Cassetta       Executive Vice President and    888 Seventh Avenue
Director                    Chief Operative Officer of      17th Floor
                            Barington Capital Group, L.P.   New York, NY 10019

Edith Conyers               General Manager of Forum        Washington Mall 1, 3rd Flr.
Director                    Fund Services, Ltd.             22 Church Street
                                                            Hamilton HM11, Bermuda

Graham Cook                 Director/Manager, Corporate     Bison Court
Director                    Services of Byson Financial     P.O. Box 3460
                            Services, Ltd.                  Road Town, Tortola
                                                            British Virgin Islands

Forum Fund Services, Ltd.   Fund Administration             Washington Mall 1, 3rd Flr.
Secretary                                                   22 Church Street
                                                            Hamilton HM11, Bermuda

Melvyn Brunt                Chief Financial Officer of      888 Seventh Avenue
Treasurer                   Barington Capital Group, L.P.   17th Floor
                                                            New York, NY 10019

                                   SCHEDULE II

        This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker.


Shares purchased by Barington Companies Equity Partners, L.P.


             Number of
Date           Shares                Price Per Share           Cost(1)
----         ---------               ---------------         -----------
6/25/04         6,666                  19.4691                $130,114.32
7/1/04          8,214                  19.7835                $162,748.09
7/2/04          1,280                  19.7756                $25,351.30
7/6/04          6,000                  19.6035                $117,801.00
7/7/04          2,000                  19.5484                $39,156.60
7/8/04          6,000                  19.442                 $116,832.00
7/12/04         1,474                  19.506                 $28,796.36
7/13/04         2,400                  19.691                 $47,330.64
7/14/04         19,500                 19.9434                $389,481.30
7/15/04         41,985                 19.6984                $828,296.87
7/16/04         78,085                 19.1356                $1,496,772.00
7/19/04         11,750                 18.4187                $216,772.23
7/20/04         3,525                  18.9595                $66,937.99
7/21/04         1,387                  18.6166                $25,862.83
7/22/04         5,170                  16.5546                $85,742.38
7/23/04         1,316                  16.9471                $22,341.86
7/26/04         1,974                  16.9732                $33,505.10
7/27/04         4,935                  17.451                 $86,120.69
7/28/04         8,178                  17.434                 $142,575.25
7/29/04         2,500                  17.9402                $44,850.50


--------------
(1)  Excludes commissions and other execution-related costs.

Shares purchased by Barington Companies Offshore Fund, Ltd.


             Number of
Date           Shares                Price Per Share           Cost(2)
----         ---------               ---------------         -----------
6/25/04         1,667                  19.4691                $32,538.34
7/1/04          2,053                  19.7835                $40,677.12
7/2/04          320                    19.7756                $6,337.82
7/6/04          1,500                  19.6035                $29,450.25
7/7/04          500                    19.5484                $9,789.15
7/8/04          1,500                  19.442                 $29,208.00
7/12/04         369                    19.506                 $7,208.86
7/13/04         600                    19.691                 $11,832.66
7/15/04         4,665                  19.6984                $92,032.99
7/16/04         8,676                  19.1356                $166,305.91
7/29/04         2,500                  17.9402                $44,850.50


--------------
(2)   Excludes commissions and other execution-related costs.


Shares purchased by Parche, LLC


             Number of
Date           Shares                Price Per Share           Cost(3)
----         ---------               ---------------         -----------
7/20/04         59,444                 $19.00                 $1,129,436.00
7/21/04         722                    $18.6167               $13,441.23
7/22/04         2,693                  $16.5546               $44,581.55
7/23/04         685                    $16.9470               $11,608.70
7/26/04         1,028                  $16.9732               $17,448.45
7/27/04         2,570                  $17.451                $44,849.07
7/28/04         4,260                  $17.434                $74,268.84

7/29/04         10,576                 17.9402                $189,735.56


---------------
(3)   Excludes commissions and other execution-related costs.

Shares purchased by Starboard Value & Opportunity Fund, LLC


             Number of
Date           Shares                Price Per Share           Cost(4)
----         ---------               ---------------         -----------
6/25/04         14,000                 $19.4691               $272,566.99
7/1/04          17,248                 $19.7835               $341,226.14
7/2/04          2,688                  $19.7756               $53,156.88
7/6/04          6,300                  $19.6035               $123,501.84
7/7/04          2,100                  $19.5484               $41,051.64
7/8/04          6,300                  $19.4420               $122,484.60
7/12/04         1,549                  $19.5060               $30,214.74
7/13/04         2,520                  $19.6910               $49,621.32
7/14/04         16,380                 $19.9434               $326,672.64
7/15/04         37,212                 $19.7000               $733,076.40
7/15/04         1,974                  $19.6689               $38,826.48
7/16/04         21,000                 $18.9000               $396,900.00
7/16/04         51,879                 $19.2310               $997,685.22
7/19/04         32,130                 $18.4187               $591,792.60
7/20/04         9,639                  $18.9595               $182,750.40
7/21/04         3,791                  $18.6167               $70,575.77
7/22/04         14,137                 $16.5546               $234,032.45
7/23/04         3,599                  $16.9470               $60,992.30
7/26/04         5,398                  $16.9732               $91,621.33
7/27/04         13,495                 $17.451                $235,501.25
7/28/04         22,362                 $17.434                $389,859.11
7/29/04         55,524                 $17.9402               $996,111.67


----------------
(4)   Excludes commissions and other execution-related costs.


Shares purchased by RJG Capital Partners, LP


             Number of
Date           Shares                Price Per Share           Cost(5)
----         ---------               ---------------         -----------
7/02/04           500                     $19.736             $9,868.00
7/06/04         1,700                     $19.6198            $33,353.66
7/07/04         1,000                     $19.546             $19,546.00
7/08/04         1,000                     $19.422             $19,422.00
7/12/04           500                     $19.56              $9,780.00
7/16/04         2,500                     $19.223             $48,057.50
7/19/04         1,400                     $18.4529            $25,834.06


---------------
(5)   Excludes commissions and other execution-related costs.